UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report: August 17, 2010
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated August 17, 2010.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner
Date: August 17, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit I

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY OFFSHORE PARTNERS ANNOUNCES
PRICING OF FOLLOW-ON OFFERING
Hamilton, Bermuda, August 17, 2010 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it has priced its follow-on public offering of 5,250,000 common units, representing limited partner interests, at $22.15 per unit. Teekay Offshore has granted the underwriters a 30-day option to purchase up to an additional 787,500 units to cover over-allotments, if any. The offering is expected to close on August 20, 2010.
The Partnership expects to use the net proceeds from the public offering for general partnership purposes, including funding the acquisitions of vessels that Teekay Corporation may offer to it. Pending the application of funds for these purposes, the Partnership expects to repay a portion of its outstanding debt under one of its revolving credit facilities.
Teekay Offshore Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), and is an international provider of marine transportation, production and storage services to the offshore oil industry. Teekay Offshore currently owns a 51% interest in and controls Teekay Offshore Operating L.P., which has a fleet of 32 shuttle tankers (six of which are chartered-in), four floating storage and offtake (FSO) units and eleven conventional crude oil Aframax tankers. The Partnership also has direct ownership interests in two shuttle tankers, two FSO units and one floating production, storage and offloading (FPSO) unit.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO.”
The joint book-running managers for this offering are BofA Merrill Lynch, Citi and UBS. The co-managers for the offering are Barclays Capital, Raymond James, Credit Agricole CIB and ING.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department or by emailing BofA Merrill Lynch at dg.prospectus_requests@baml.com; Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York, 11220, or by calling Citi toll-free at: 800-831-9146 or by e-mailing Citi at: batprospectusdept@citi.com; or UBS Investment Bank, Attn: Prospectus Dept., 299 Park Avenue, New York, NY 10171, Tel: 888-827-7275.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which have been filed with the Securities and Exchange Commission (the SEC).
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Offshore’s public filings with the SEC. Teekay Offshore undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
end